August 6, 2018

Via Email
Juan Pablo Newman Aguilar
Secretar a de Hacienda y Cr dito P blico
Insurgentes Sur 1971
Torre III, Piso 7
Colonia Guadalupe Inn
M xico, Ciudad de M xico 01020

       Re:     United Mexican States
               Registration Statement under Schedule B
               Filed July 17, 2018
               File No. 333-226200

               Form 18-K for Fiscal Year Ended December 31, 2017
               Filed June 27, 2018
               File No. 333-03610

Dear Mr. Aguilar:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Risks Related To Mexico

Adverse external factors, instability in international financial markets ..., page 3

1. We note that this risk factor combines adverse external factors and adverse domestic factors. Please revise to address separately each risk. Please discuss the domestic factors in greater detail such as recent declines in foreign direct investments. Juan Pablo Newman Aguilar
United Mexican States
August 6, 2018
Page 2

Form 18-K for United Mexican States

Exhibit D

2. To the extent possible, please update all statistics in the Form 18-K to provide the most recent data.

3. To the extent material, please discuss any risks posed to particular industries or government policies by disruptions to international trade as well as possible future modifications or renegotiations of NAFTA.

Summary, page D-2

4. If factors other than changing global market conditions contributed to the volatility in
       Mexican oil exports in recent years, please identify those factors.

Employment and Labor, pages D-7 and D-35

5. We note your disclosure that Mexico's unemployment rate was 3.2%. Please explain how the open unemployment rate is calculated.

Principle Sectors of the Economy, page D-8

6. Mexico's output of petroleum and coal products appear to have declined significantly against prior periods in the first quarters of both 2017 and 2018. Please explain what industry, market, or other factors accounted for this decline.

Public Finance, page D-14

7. Expenditures devoted to servicing government debt seem to have risen significantly in recent years. Please explain what has accounted for this and whether you expect this trend to persist.

United Mexican States, Form of Government, page D-24

8. Please update the table reflecting party affiliations of members of Mexico's Congress
       (reproduced on page D-4) to include the results of the country's most recent election as well as its current composition.

United Mexican States, Legal and Political Reforms, page D-24

9. To the extent material, please include any statistical information that could be useful in explaining the degree to which public corruption exists in Mexico, its impact on the country's government and economy, or the efficacy of anti-corruption efforts or advise.
 Juan Pablo Newman Aguilar
United Mexican States
August 6, 2018
Page 3

United Mexican States, Legal and Political Reforms, page D-26

10. We note your disclosure in this section in regards to Government guarantee debt issued by states and municipalities. To the extent material, please disclose in the Public Debt section the amount of debt issued by states and municipalities that is guaranteed by the
       Government.

The Economy, Principle Sectors of the Economy, page D-38

11. Please expand your disclosure to explain the underlying causes for the increases in production of transportation equipment, chemicals, and computers and electronic products as well the decreases in petroleum and coal products which took place in 2017.

The Economy, Principle Sectors of the Economy, page D-38

12. To the extent material, please discuss how the relative strength of the U.S. or Canadian economies, or any disruptions in Mexico's trade relationships with the United States or
       Canada, would affect Mexico's overall oil exports and the profitability of PEMEX.

Financial System

Foreign Exchange Rates, page D-53

13. On page D-54 you state that, "The peso appreciated against the dollar in 2017 as the result of ... an improved outlook for the NAFTA renegotiations ..." Please revise the
       Form 18-K to explain in greater detail the improved outlook and renegotiations.

Foreign Trade and Balance of Payments, Foreign Investment in Mexico, page D-69

14. Please provide additional annual foreign direct investment figures for years prior to 2017
       in Table No. 57   Foreign Direct Investment.

Public Finance, Fiscal Policy, page D-72

15. Please specify what modifications the Government of Mexico plans to enact regarding the public sector pension system and the effect it expects these measures to have on its fiscal outlook.

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Juan Pablo Newman Aguilar
United Mexican States
August 6, 2018
Page 4

      Please contact me at (202) 551-3233 with any questions.

                                                                Sincerely,

                                                                /s/ Tom Kluck

                                                                Tom Kluck
                                                                Special Counsel


cc:   Nicolas Grabar
      Cleary Gottlieb Steen & Hamilton LLP